Exhibit (a)(5)(B)

Trip.com Group Announces Completion of the Put Right Offer for Its

1.99% Convertible Senior Notes due 2025

SHANGHAI, June 30, 2020 — Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced that it has completed its previously announced put right offer relating to its 1.99% Convertible Senior Notes due 2025 (CUSIP No. 22943F AH3) (the “Notes”). The put right offer expired at 5:00 p.m., New York City time, on Monday, June 29, 2020. Based on information from The Bank of New York Mellon as the paying agent for the Notes, US$395,240,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the put right offer. The aggregate purchase price of these Notes was US$395,240,000. The Company has accepted all of the surrendered Notes for repurchase and has forwarded cash in payment of the same to the paying agent for distribution to the applicable holders. Following the settlement of repurchase of these Notes, the total number of ordinary shares of the Company on a fully diluted basis will be reduced by 0.9 million shares.

Materials filed with the Securities and Exchange Commission (the “SEC”) will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://investors.trip.com.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 × 12229

Email: iremail@trip.com